                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)


                                 OncorMed, Inc.
          ----------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
          ----------------------------------------------------------------
                         (Title of Class of Securities)



                                    68231D109
          ----------------------------------------------------------------
                                 (CUSIP Number)



                                February 25, 1997
          ----------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

     [ ]      Rule 13d-1(b)
     [X]      Rule 13d-1(c)
     [ ]      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  68231D109

-------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

    Incyte Pharmaceuticals, Inc.                                  94-3136539

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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)   [ ]
                                                                   (b)   [ ]

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3)  SEC Use Only

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4)  Citizenship or Place of Organization

    Delaware

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                        5)     Sole Voting Power

                               779,323*
Number of Shares        -------------------------------------------------------
Beneficially            6)     Shared Voting Power
Owned by Each
Reporting                      0
Person With             -------------------------------------------------------
                        7)     Sole Dispositive Power

                               779,323*
                        -------------------------------------------------------
                        8)     Shared Dispositive Power

                               0

-------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person

    779,323*

-------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                   [ ]

    Not applicable

-------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row (9)

    9.9%

-------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)

    CO

-------------------------------------------------------------------------------



-----------------------

* Does not include a warrant to purchase up to an aggregate of 10% of the OncorMed, Inc. Common Stock outstanding on the date of exercise. The warrant is exercisable until February 25, 2000 at a price per share equal to the greater of 110% of the fair market value per share of Common Stock on the trading day prior to the exercise date and (i) $9.00 per share (if exercised on or before February 25, 1999) and (ii) $13.50 per share (if exercised after February 25, 1999 but on or before February 25, 2000). Incyte has the option to fix the exercise price per share during these periods but not below $9.00 and $13.50 per share, respectively.

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Item 1(a).   Name of Issuer:

             OncorMed, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             205 Perry Parkway, Suite 3
             Gaithersburg, MD 20877

Item 2(a).   Name of Person Filing:

             Incyte Pharmaceuticals, Inc.

Item 2(b).   Address or Principal Business Office or, if none, Residence:

             3174 Porter Drive
             Palo Alto, CA 94304

Item 2(c).   Citizenship:

             Delaware corporation

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.01 per share

Item 2(e).   CUSIP Number:

             68231D109

Item 3. If this statement is filed pursuant to Rules 13-d, or 13-2(b), check whether the person is Filing as a:

             Not applicable.

Item 4(a).   Amount beneficially owned:

             779,323*

Item 4(b).   Percent of class:

             9.9%


--------------

* Does not include a warrant to purchase up to an aggregate of 10% of the OncorMed, Inc. Common Stock outstanding on the date of exercise. The warrant is exercisable until February 25, 2000 at a price per share equal to the greater of 110% of the fair market value per share of Common Stock on the trading day prior to the exercise date and (i) $9.00 per share (if exercised on or before February 25, 1999) and (ii) $13.50 per share (if exercised after February 25, 1999 but on or before February 25, 2000). Incyte has the option to fix the exercise price per share during these periods but not below $9.00 and $13.50 per share, respectively.


Item 4(c).   Number of shares as to which the person has:

             (i)        Sole power to vote or to direct the vote                         779,323*
             (ii)       Shared power to vote or direct the vote                             0
             (iii)      Sole power to dispose or to direct the disposition of            779,323*
             (iv)       Shared power to dispose or to direct the disposition of             0



Item 5.      Ownership of Five Percent or Less of a Class:

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable

Item 7. Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company:

             Not Applicable

Item 8.      Identification and Classification of Members of the Group:

             Not Applicable

Item 9.      Notice of Dissolution of Group:

             Not Applicable

Item 10.     Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-------------------

* Does not include a warrant to purchase up to an aggregate of 10% of the OncorMed, Inc. Common Stock outstanding on the date of exercise. The warrant is exercisable until February 25, 2000 at a price per share equal to the greater of 110% of the fair market value per share of Common Stock on the trading day prior to the exercise date and (i) $9.00 per share (if exercised on or before February 25, 1999) and (ii) $13.50 per share (if exercised after February 25, 1999 but on or before February 25, 2000). Incyte has the option to fix the exercise price per share during these periods but not below $9.00 and $13.50 per share, respectively.

                                    SIGNATURE


     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  April __, 1998         INCYTE PHARMACEUTICALS, INC.



                              By ---------------------------------------------
                                  Denise M. Gilbert, Executive Vice President,
                                          and Chief Financial Officer